CASI PHARMACEUTICALS HOLDINGS, INC.

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road Chaoyang District

Beijing, 100025

People’s Republic of China

February 9, 2023

VIA EDGAR

Mr. Joshua Gorsky

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CASI Pharmaceuticals Holdings, Inc.

Registration Statement on Form F-4, as amended

File No. 333-269479

Dear Mr. Gorsky:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CASI Pharmaceuticals Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-269479) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Washington D.C. time on Monday, February 13, 2023, or as soon thereafter as may be practicable.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please contact Rui Zhang, at 617-945-6381 or ruiz@casipharmaceuticals.com if you have any questions. Thank you very much.

[Signature page follows]

Sincerely,

CASI Pharmaceuticals Holdings, Inc.

By:	/s/ Kun Qian

Name:	Kun Qian

Title:	Principal Executive Officer